Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: June 24, 2014

REPORT UNDER NATIONAL INSTRUMENT 62-103
EARLY WARNING REPORT

The following information is filed pursuant to the provisions listed above under the applicable securities legislation:

1.                                      The name and address of the offeror.

HudBay Minerals Inc. (“Hudbay”)
25 York Street, Suite 800
Toronto, Ontario
M5J 2V5

2.                                      The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

In connection with a support agreement entered into with Augusta Resource Corporation (“Augusta”) on June 23, 2014, all of the directors and officers of Augusta and certain other Augusta shareholders (the “Lock-Up Shareholders”) have entered into agreements (collectively, the “Lock-Up Agreements”) with Hudbay pursuant to which, among other things, they have agreed to tender to Hudbay’s revised offer to purchase all of the issued and outstanding common shares (“Augusta Shares”) of Augusta not already owned by Hudbay (the “Revised Offer”) all of the Augusta Shares owned or controlled by them (including Augusta Shares issuable on the exercise of stock options and other convertible instruments). The Lock-Up Shareholders have represented that they own or control an aggregate of 43,509,405 Augusta Shares, which represent approximately 30% of the issued and outstanding Augusta Shares (33% on a fully-diluted basis).

3.                                      The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release.

Hudbay owns and controls 23,058,585 Augusta Shares, representing approximately 16% of the issued and outstanding Augusta Shares, which together with the Augusta Shares subject to the Lock-up Agreements, represent approximately 46% of the outstanding Augusta Shares (48% on a fully-diluted basis).

4.                                      The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(i)                                    the offeror, either alone or together with any joint actors, have ownership and control.

See item 3 above.

(ii)                                the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor.

Not applicable.

(iii)                            the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

See item 3 above.

5.                                      The name of the market in which the transaction or occurrence that gave rise to the news release took place.

Not applicable.

6.                                      The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

See item 7 below.

7.                                      The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

On June 23, 2014, Hudbay and Augusta announced that they had entered into a definitive support agreement pursuant to which Hudbay agreed to increase the consideration that will be received by Augusta shareholders under the Revised Offer.  Under the Revised Offer, Augusta shareholders will receive, in addition to 0.315 of a Hudbay common share (a “Hudbay Share”) as provided in Hudbay’s original offer, 0.17 of a warrant (a “Hudbay Warrant”) to acquire a Hudbay Share for each Augusta Share. Augusta’s Board of Directors is unanimously recommending that Augusta shareholders accept the Revised Offer and has agreed to terminate Augusta’s Shareholder Rights Plan to permit shareholders to do so.

8.                                      The general nature and material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

See items 2 and 7 above.

9.                                      The names of any joint actors in connection with the disclosure required by Appendix E to National Instrument 62-103.

Not applicable.

10.                               In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars of the consideration paid by the offeror.

Under the Revised Offer, in addition to 0.315 of a Hudbay Share as provided in Hudbay’s original offer, Augusta shareholders will also receive 0.17 of a Hudbay Warrant for each Augusta Share, representing consideration with a value of approximately C$3.56 per Augusta Share. The Revised Offer represents a total equity value of C$555 million based on 100% of the fully-diluted, in-the-money Augusta Shares (including those already owned by Hudbay).

11.                               If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

See item 7 above.

12.                               If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting the reliance.

Not applicable.

*****

The full details of the Revised Offer (including the terms of the Hudbay Warrants) will be set out in the takeover bid circular, notices of variation and extension, and the notice of change (collectively the “Offer Documents”), which Hudbay has filed (or will be filing) with the Canadian securities regulatory authorities.  Hudbay also has filed a registration statement on Form F-10 (as amended, the “Registration Statement”), which contains a prospectus relating to the Revised Offer (the “Prospectus”), and a tender offer statement on Schedule TO (as amended, the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”).  This filing is not a substitute for the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER

APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER.  Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com.  Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

This report does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Augusta. The securities registered pursuant to the Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

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DATED this June 24, 2014.

HUDBAY MINERALS INC.

Per:	“Patrick Donnelly”
	Name:	Patrick Donnelly
	Title:	Vice President, Legal and Corporate Secretary